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CHRISTOPHER P. HARVEY christopher.harvey@dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

August 4, 2014

VIA EDGAR

Ms. Naseem Nixon

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (the “Registrant”)

File No. 333-197156; Form N-14 filed on EDGAR on July 1, 2014

Dear Ms. Nixon:

This letter responds to the comments to the Registrant’s registration statement and proxy solicitation materials on Form N-14 (the “Proxy Statement/Prospectus”) for the Registrant, with respect to reorganizations in which two series of the Registrant (each, an “Acquired Fund”) will combine with two other series of the Registrant (each, an “Acquiring Fund,” and, collectively with the Acquired Funds, the “Funds”) as follows: (i) Natural Resources Trust with Global Trust; and (ii) Bond PS Series with Bond Trust (the “Reorganizations”). These comments were provided to Philip T. Hinkle and Leah Schubert of Dechert LLP (“Dechert”) by telephone on July 24, 2014 by Ms. Nixon of the staff of the Securities and Exchange Commission (the “SEC Staff”). Changes in disclosure resulting from accepted comments are reflected in a definitive copy of the Proxy Statement/Prospectus filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended (“1933 Act”).1

General Comment

1. SEC Staff Comment: Please confirm in correspondence to the SEC Staff that all bracketed or blank information, as well as required finalized exhibits, will be included in the subsequent filings for this Proxy Statement/Prospectus.

[1]	Terms not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

Response: Registrant confirms that all bracketed or blank information will be included in the definitive copy of the Proxy Statement/Prospectus filed with the Commission pursuant to Rule 497, and required finalized exhibits will be included in a subsequent post-effective amendment to the registration statement under Rule 485(b) under the 1933 Act.

Management Letter

2. SEC Staff Comment: The fourth paragraph of the Management Letter indicates that, after the reorganization, Series II shares of Natural Resources Trust held by “certain variable insurance contracts” will be replaced with Series I shares issued by Global Trust. Please explain in the disclosure which contracts will be exchanged for the lower cost Series I shares. If you anticipate that all such variable insurance contracts will be replaced, consider removing the word “certain.” Additionally, with respect to the “expected” exchange, please explain in the disclosure the circumstances under which the replacement for the less costly Series I shares will not happen. Otherwise, delete the word “expected.” This comment applies to all similar disclosure throughout the Proxy Statement/Prospectus.

Response: As currently disclosed in the Proxy Statement/Prospectus, the replacements are not part of the Reorganizations and will take place only after the consummation of the applicable Reorganization. They are solely the result of product features associated with the particular variable annuity insurance contracts (to which the Trust is not a party and which the Trust does not control). The Registrant has added disclosure that identifies the contracts affected. Although the Trust is not currently aware of any circumstances in which the replacement would not occur, as noted, the Trust does not control this process. In an effort to address the SEC Staff’s comment without making an assertion over a process the Trust does not control, the phrase “it is expected that…” has been replaced by “the Trust understands that….”

3. SEC Staff Comment: Since all the expenses of the Reorganization will be borne by the Acquired Fund, please consider the accuracy of the statement “The value of your investment will not be affected by the applicable Reorganization” and revise the disclosure accordingly. This comment applies to all similar disclosure throughout the Proxy Statement/Prospectus.

Response: Registrant has revised the disclosure in the Proxy Statement/Prospectus to indicate that expenses are estimated to be less than $(0.01) per share and therefore the value of an investment will not be affected by the Reorganizations.

Outside Front Cover Page

4. SEC Staff Comment: Please revise the third paragraph on the Outside Front Cover Page following the “Notice of Special Meeting of Shareholders” to incorporate the statement required by Item 1(b)(4)(i) of Form N-14 (i.e., include a statement that the Prospectus sets forth information that shareholders “ought to know before investing” in the Global Trust or the Bond Trust).

Response: The Registrant has modified the disclosure as follows to conform more closely to the language in Item 1(b)(4)(i): “This Proxy Statement/Prospectus sets forth concisely information shareholders should know before voting on the Reorganizations (and thus, before investing in Global Trust or Bond Trust).”

Overview of the Reorganizations

5. SEC Staff Comment: Please clarify how the Acquired Fund expenses listed in the final paragraph of the “Overview of the Reorganizations” section affect voting shareholders.

Response: Please see the response to SEC Staff Comment 3.

Proposal 1

6. SEC Staff Comment: Please confirm in correspondence to the SEC Staff that the Expense Example for Global Trust does not include an expense reimbursement for the three-, five-, and ten-year periods, since the expense limitation agreement expires on April 30, 2015 unless renewed.

Response: Confirmed.

7. SEC Staff Comment: With respect to the “Risks Common to Both Funds” section, the SEC Staff recommends using list formatting or bullet points to more clearly disclose the underlying risks of “Hedging, derivatives and other strategic transactions risk.” The comment applies throughout the Proxy Statement/Prospectus, where applicable.

Response: Registrant has clarified that that these risks are sub-risks of the “Hedging, derivatives and other strategic transactions risk” by indenting the text.

Comments Applicable to Both Proposals

8. SEC Staff Comment: Please confirm that Registrant’s performance disclosure complies with Instruction 3(a) of Item 4 of Form N-1A regarding performance of multiple class funds.

Response: Registrant confirms that its performance disclosure complies with these guidelines.

Accounting Comment

9. SEC Staff Comment: The performance of Natural Resources Trust is compared to a Combined Index in the Average Annual Total Returns table. Please include a description of the Combined Index in the paragraph preceding the bar chart.

Response: Registrant has added the following disclosure in the paragraph preceding the bar chart: “The Combined Index is comprised of 60% MSCI World Energy Index and 40% MSCI World Metals & Mining Index.”

Broker Compensation and Revenue Sharing Arrangements

10. SEC Staff Comment: In the section entitled “Broker Compensation and Revenue Sharing Arrangements, the SEC Staff recommends reconciling the terms “Variable Products” in the first paragraph and “variable contracts” in the third paragraph.

Response: Registrant has revised the applicable disclosure to better harmonize the use of defined terms.

* * *

We hope that the foregoing is responsive to your request made on July 24, 2014. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing. The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxy Statement/Prospectus;

•	the effectiveness of Proxy Statement/Prospectus will not foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Very truly yours,

/s/ Christopher P. Harvey
Christopher P. Harvey

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